Date       14 May 2001
Number     43/01

BHP PETROLEUM APPOINTS PRESIDENT
DEEPWATER DISCOVERY & APPRAISAL

BHP Limited (BHP) today announced the appointment of Steve Bell to the position of BHP Petroleum President - Deepwater Discovery and Appraisal, effective 21 May 2001.

Mr Bell will report to the President BHP Petroleum Philip Aiken and will be located in Houston, Texas.

Mr Aiken said: "Steve has extensive experience in the international oil and gas industry, having commenced his career as a geologist and progressed through various management and executive positions.

"In his new role with BHP, Steve will serve on the Petroleum Portfolio Leadership Team and lead the global exploration and appraisal activities for the business."

Mr Bell was most recently employed with Alberta Energy Company Ltd as President, AEC International. He holds a Master of Science in Geology from the University of Southwestern Louisiana.

The six member BHP Petroleum Portfolio Leadership Team comprises:

 . President BHP Petroleum: Philip Aiken
 . President Integrated Business Development: Mike Weill
 . President Deepwater Discovery & Appraisal: Steve Bell
 . President Project Development & Operations: Keith Hunter
 . BHP Petroleum Chief Financial Officer: Greg Robinson
 . BHP Chief Financial Officer: Chip Goodyear


Further information can be found on our Internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS
Andrew Nairn, Senior Business Analyst
Ph:  61 3 9609 3952
Mob: 61 408 313 259

Francis McAllister
Vice President Investor Relations
Houston (North America)
Tel: 1 713 961 8625